

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

Jeffery Cauble
Chief Financial Officer
ThermoGenesis Holdings, Inc.
2711 Citrus Road
Rancho Cordova, California 95742

> **Re: ThermoGenesis Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 12, 2022**
> **File No. 333-264242**

Dear Mr. Cauble:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed April 12, 2022

Cover Page

1. We note your disclosure that the offering will commence "as soon as practical after this Registration Statement is declared effective." Please also disclose the date the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Guttenberg at 202-551-6477 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Curt Creely